THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

September 23, 2025

VIA EDGAR

Mr. Charles Eastman

Ms. Melissa Gilmore

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Fiscal Quarter Ended June 30, 2025
File No. 001-01927

Dear Mr. Eastman and Ms. Gilmore:

This letter is in response to the letter, dated September 10, 2025 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Christina Zamarro, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-Q for the Period Ended June 30, 2025

Notes to Consolidated Financial Statements

Note 16. Revision of Previously Issued Financial Statements, page 33

1.

We note your disclosure that you identified and corrected immaterial errors related to your historical presentation of your foreign operations in Turkey. Please tell us further details of the error, including, but not limited to, a discussion of who identified the error, when, and how, and whether it was the result of any control deficiency. In your response ensure you include a thorough discussion and description of the control deficiency to the extent one was identified, the Company’s evaluation of whether it was a control deficiency, significant deficiency, or material weakness, and any remediation plans. To the extent the Company concluded there was not a control deficiency, tell us why.

In preparing the consolidated financial statements as of and for the three and six months ended June 30, 2025, we identified immaterial errors in our previously issued financial statements related to our historical computation of currency remeasurement of our operations in Turkey, which was designated as a highly inflationary economy beginning April 1, 2022. Our Turkey operations represented approximately 2% of consolidated total revenues and less than 1% of consolidated total assets in each of the years ended December 31, 2024, 2023 and 2022. During the second quarter of 2022, as a result of Turkey’s designation as a highly inflationary economy, we implemented a process to remeasure the results of operations and balance sheet of our operations in Turkey into our parent company reporting currency (i.e., the U.S. dollar or USD), with remeasurement gains and losses recognized in earnings to reflect the impact of currency translation on our financial results. This remeasurement process included a manual process to remeasure the accounts for inventory and accounts payable because of system architecture complexities and our operations in Turkey making purchases using multiple currencies, primarily Turkish lira, euro and USD.

During the second quarter of 2025, management identified the error through our controls over our quarter-end financial statement close procedures. We determined that the error in the manual process to record the impact of Turkey hyperinflationary accounting was isolated to the inventory and accounts payable financial statement line items in Turkey, which were manually calculated as described above.

For the error identified, we analyzed the root cause of the control deficiency that led to the error and evaluated the severity of the control deficiency, both individually and in the aggregate, based on the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

We determined the control deficiency that led to the error is a design deficiency due to the lack of an effectively designed control in Turkey to verify that the expected translated balance from Turkish lira to USD agreed to the manually calculated translated balance recorded in the general ledger. In evaluating the severity of the deficiency, we assessed the potential magnitude of the potential misstatement that could result from the deficiency and whether there is a reasonable possibility that the Company’s Internal Control over Financial Reporting (ICFR) will fail to prevent or detect a misstatement of a financial statement amount or disclosure that would be material to the consolidated financial statements. Specifically, we considered the following when evaluating the severity of the deficiency, including assessing the magnitude of the potential misstatement that could result from the deficiency:

•

The deficiency relates to the lack of an effectively designed control around hyperinflationary accounting that is specific to Turkey. We operate in two hyperinflationary countries, Turkey and Argentina, and we have separate processes, controls and enterprise resource planning (“ERP”) systems to account for our operations in each such country. Specifically, Turkey hyperinflationary accounting includes a manual process and Argentina hyperinflationary accounting is calculated systematically within a separate ERP system. Therefore, the deficiency is not pervasive in nature and does not, and cannot, impact transactions outside of Turkey.

•

The manual calculation relating to Turkey hyperinflation only impacts the inventory and accounts payable accounts, further confining the potential misstatement that could result from the deficiency to those two accounts in Turkey.

•

We considered whether the potential misstatement that could result from the deficiency could be larger than the actual error that occurred. We concluded it is not reasonably possible that the potential misstatement could be larger than the actual error that occurred given the size of our operations in Turkey, as noted above, and the significant volatility in exchange rates for the Turkish lira during 2022 and 2023. During 2022 and throughout 2023, the economic environment in Turkey changed significantly as energy prices in Europe increased as a result of the Russia-Ukraine conflict. At this time, there was an increase in exchange rate volatility which resulted in a significant devaluation of the Turkish lira against the USD during 2022 and 2023. When considering the historical volatility in the Turkish lira against the USD prior to 2022, as well as the volatility in 2024 and for the first six months of 2025, and the size of the Turkey inventory and account payable accounts, we concluded it is not reasonably possible that the potential misstatement resulting from the deficiency could be larger than the actual error that occurred, which management determined was not material to the consolidated financial statements in any previously issued annual or interim financial statements.

•

The deficiency relates to the design of a specific control activity that only operates in Turkey and is not indicative of a broader deficiency related to the period-end financial reporting process or a deficiency in one of the other components of the Committee of Sponsoring Organizations of the Treadway Commission framework, such as the control environment or risk assessment.

•	Given the underlying root causes, and considering the impacted accounts and business processes, there are no other control deficiencies that warrant aggregation with this design deficiency.

•

There are no other indicators that the deficiency represents a material weakness (e.g., identification of fraud on the part of senior management, ineffective oversight by the Company’s Audit Committee, or restatement of previously issued financial statements to reflect the correction of a material misstatement).

Based on the aforementioned considerations, the magnitude of the potential misstatement that is at least reasonably possible is not material to either the interim or annual financial statements. Therefore, we concluded the control deficiency was a significant deficiency but did not rise to the level of a material weakness, either individually or in the aggregate, and that our ICFR remained effective. As part of our normal quarterly disclosure process, the Audit Committee was informed of management’s findings and our conclusions prior to the issuance of our earnings release and the filing of our Form 10-Q for the second quarter of 2025.

We implemented a remediation plan which includes a redesigned balance sheet remeasurement control to calculate translated Turkey balances and agree them to the USD general ledger. We will continue to perform this control as long as Turkey is classified as a highly inflationary economy.

*  *  *

Please direct any questions, comments or advice of the Commission staff to the undersigned at 330-796-0228.

Respectfully submitted,

The Goodyear Tire & Rubber Company

By:	/s/ Margaret V. Snyder
Margaret V. Snyder
Vice President and Controller

cc:	Christina L. Zamarro, The Goodyear Tire & Rubber Company

Daniel T. Young, The Goodyear Tire & Rubber Company

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